                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                            (Amendment No.  12  )*
                             -------------------


                              ORGANOGENESIS INC.
    -----------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  685906 10 9
                     ------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages
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===============================================================================

CUSIP NO. 685906 10 9               13G               Page     of     Pages
          -----------                                      ---    ---

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Herbert M. Stein, as General Partner of H. M. Stein Associates

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2                                                              (a) [_]
      Inapplicable                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,196,289 (beneficial ownership disclaimed to all
     OWNED BY             but approximately 95,703 shares)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,196,289 (beneficial ownership disclaimed as to all but approximately 95,703 shares)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Approximately 95,703 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [X]
      X
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 8 Pages

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===============================================================================


CUSIP NO. 685906 10 9               13G               Page     of     Pages
          -----------                                      ---    ---

===============================================================================

      NAME(S) OF REPORTING PERSON(S)
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Herbert M. Stein, as President of Fairlee Corp., a General Partner
      of H. M. Stein Associates
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Inapplicable                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,196,289 (beneficial ownership disclaimed as to all
     OWNED BY             but approximately 11,963 shares)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,196,289 (beneficial ownership disclaimed as to all but approximately 11,963 shares)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Approximately 11,963
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      .04%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 3 of 8 Pages

===============================================================================


CUSIP NO. 685906 10 9               13G               Page     of     Pages
          -----------                                      ---    ---


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON(S)
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Herbert M. Stein

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,181,198

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,181,198

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,181,198
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.14%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 4 or 8 pages

Item 1(a)   Name of Issuer
            --------------
            Organogenesis Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            150 Dan Road
            Canton, MA 02021

Item 2(a)   Name of Person Filing
            ---------------------

Herbert M. Stein, (a) as General Partner of H. M. Stein Associates, (b) as President of Fairlee Corp., which is a General Partner of H. M. Stein Associates, and (c) individually.

Item 2(b)   Address of Principal Business Office or, if none, Residence
            -----------------------------------------------------------
            Herbert M. Stein
            c/o Organogenesis Inc.
            150 Dan Road
            Canton, MA 02021

Item 2(c)   State of Organization/Citizenship
            ----------------------------------
            United States

Item 2(d)   Title of Class of Securities
            ----------------------------
            Common Stock, $.01 par value

Item (e)    CUSIP Number
            ------------
            685906 10 9

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or
            ---------------------------------------------------------
            13d-2(b), check whether the person filing is a
            ----------------------------------------------

            (a) [_]  Broker or dealer registered under section 15 of the Act

            (b) [_]  Bank as defined in section 3(a)(6) of the Act

            (c) [_] Insurance company as defined in section 3(a)(19) of the Act

            (d) [_] Investment company registered under section 8 of the Investment Company Act

                               Page 5 of 8 pages

            (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

            (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                     (S)240.13d-1(b)(1)(ii)(F)

            (g) [_]  Parent Holding Company, in accordance with
                     (S)240.13d-1(b)(1)(ii)(G);

            (h) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

            Inapplicable

Item 4.     Ownership.
            ---------
            (a)  Amount Beneficially Owned:

                 3,377,487

            The partners of H.M. Stein Associates, Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyl, and Fairlee Corporation share voting and dispositive power over 1,196,289 shares. Mr. Stein has an 8% general partnership interest in H. M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation which has a 1% general partnership interest in H. M. Stein Associates. Herbert M. Stein disclaims beneficial interest of all but approximately 107,666 of such shares (95,703 shares by virtue of Mr. Stein's 8% partnership interest in H. M. Stein Associates and 11,963 shares by virtue of Mr. Stein's ownership of Fairlee Corporation, for a total of 107,666 shares). Mr. Stein directly owns 40,792 shares. In addition, Mr. Stein holds vested options for 2,181,198 shares.

            (b)  Percent of class:

                 11.05%

                               Page 6 of 8 pages

            (c)  Number of shares as to which the person has:

                 (i)   sole power to vote or to direct the vote:
                       2,181,198

                 (ii)  shared power to vote or to direct the vote:
                       1,196,289

                 (iii) sole power to dispose or to direct the disposition of:
                       2,181,198

                 (iv)  shared power to dispose or to direct the disposition of:
                       1,196,289


Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------
            Inapplicable


Item 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------

            The partners of H.M. Stein Associates, Herbert M. and Renee Stein, their daughters Erica, Sheryl and Sharyn, and Fairlee Corporation have the right to receive distributions of trust income and principal, including dividends or proceeds from the sale of the securities at the discretion of the General Partner of H.M. Stein Associates.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            ------------------------------------------------------------
            Inapplicable

Item 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------
            Inapplicable

Item 9.     Notice of Dissolution of Group
            ------------------------------
            Inapplicable

Item 10.    Certification
            -------------
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 7 of 8 pages

Signature
---------

            After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            Date: February 14, 2000      /s/ HERBERT M. STEIN
                                         --------------------
                                         Herbert M. Stein*


             * Herbert M. Stein individually and in his capacities both as general partner of H.M. Stein Associates and as President of Fairlee Corporation, which is a general partner of H.M. Stein Associates


                               Page 8 of 8 pages